UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Colt Defense LLC

Colt Finance Corp.

(Issuers)

Colt Defense Technical Services LLC

New Colt Holding Corp.

Colt’s Manufacturing Company LLC

Colt Canada Corporation

Colt International Coöperatief U.A.

(Subsidiary Guarantors)

(Names of Applicants)

547 New Park Avenue

West Hartford, CT 06110

 (Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*
10.0% Junior Priority Senior Secured Notes due 2023	Up to a maximum initial aggregate principal amount of $100,000,000

Approximate date of proposed public offering:

As promptly as practicable after the date of this Application for Qualification

Name and address of agent for service: John H. Coghlin. Esq. General Counsel Colt Defense LLC 547 New Park Avenue West Hartford, CT 06110 (860) 232-4489	With copies to: John-Paul Motley, Esq. O’Melveny & Myers LLP 400 South Hope Street, 18th Floor Los Angeles, CA 90071 (213) 430-6000

* The actual aggregate principal amount of 10.0% Junior Priority Senior Secured Notes due 2023 to be initially issued pursuant to the Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Issuers’ 8.75% Senior Notes due 2017 that are exchanged as described in Item 2 hereof, “Securities Act Exemption Applicable.” Additional 8.75% Senior Notes due 2017 may be subsequently issued in certain circumstances, as set forth in the Indenture.

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicants.

GENERAL

Item 1.                                                         GENERAL INFORMATION.

Applicant	Form of Organization (a)	Jurisdiction of Organization (b)
Colt Defense LLC (“Colt Defense”)	Limited Liability Company	Delaware
Colt Finance Corp. (“Colt Finance”)	Corporation	Delaware
Colt Defense Technical Services LLC (“Colt Technical”)	Limited Liability Company	Delaware
New Colt Holding Corp. (“Colt Holding”)	Corporation	Delaware
Colt’s Manufacturing Company LLC (“Colt Manufacturing”)	Limited Liability Company	Delaware
Colt Canada Corporation (“Colt Canada”)	Unlimited Company	Nova Scotia, Canada
Colt International Coöperatief U.A. (“Colt International”)	Cooperative	Netherlands

Colt Defense and Colt Finance are herein collectively referred to as the “Issuers.” Colt Technical, Colt Holding, Colt Manufacturing, Colt Canada and Colt International are herein collectively referred to as the “Subsidiary Guarantors” and together with the Issuers as the “Applicants.”

Item 2.                                                         SECURITIES ACT EXEMPTION APPLICABLE.

The Issuers are offering to exchange (the “Exchange Offer”) their new 10.0% Junior Priority Senior Secured Notes due 2023 (the “New Notes”) and the related subsidiary guarantees for any and all of Issuers’ outstanding 8.75% Senior Notes due 2017 (the “Old Notes”).  The terms of the Exchange Offer are contained in the Offer to Exchange, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated April 14, 2015 (the “Offer to Exchange and Disclosure Statement”).  The Issuers are also soliciting acceptances from holders of Old Notes to a prepackaged plan of reorganization attached to the Offer to Exchange and Disclosure Statement (the “Plan”).

The Exchange Offer is conditioned upon the satisfaction or waiver of the Exchange Offer conditions, as described in the Offer to Exchange and Disclosure Statement.  In the event that the conditions to the Exchange Offer are not satisfied and such conditions are not waived by the Issuers or if the Issuers for any reason determine that it would be more advantageous or expeditious, the Issuers may seek to file petitions under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) to consummate the Plan or an alternative plan of reorganization.

This Application has been filed to qualify the Indenture that will govern the New Notes (the “Indenture”).  No tenders of Old Notes will be accepted for exchange before the effective date of this Application.

The Issuers intend to make the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•                  The New Notes will be offered by the Issuers to their existing security holders exclusively and solely in exchange for Old Notes of the Issuers.

•                  There have not been any sales of securities of the same class as the New Notes and related subsidiary guarantees by any of the Applicants by or through an underwriter at or about the time of the Exchange Offer, nor are there any such sales planned.

•                  None of the Applicants has paid or given, and none of them will pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Applicants’ officers and regular employees, such officers and regular employees will not receive additional compensation for making such solicitations.

•                  None of the Applicants has retained a dealer-manager in connection with the Exchange Offer. The Issuers have engaged KCC as the exchange agent for the Exchange Offer (the “Exchange Agent”) and as the information agent for the Exchange Offer (the “Information Agent”). The Exchange Agent and Information Agent will provide to the security holders only information otherwise contained in the Offer to Exchange and Disclosure Statement and general information regarding the mechanics of the exchange process. The Exchange Agent will provide acceptance and exchange services with respect to the exchange of Old Notes for New Notes. Neither the Exchange Agent nor the Information Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to acceptance or rejection of the Exchange Offer. The Exchange Agent and Information Agent will be paid reasonable fees directly by the Issuers for their services. Such fees are not conditioned on the success of the Exchange Offer. Officers and regular employees of the Applicants may provide information concerning the Exchange Offer to the security holders but will not receive any additional compensation for doing so.

•                  No security holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than (i) the payment of any applicable taxes, in accordance with the terms of the Exchange Offer or (ii) if such security holder tenders its Old Notes through its broker, dealer, commercial bank, trust company or other institution, any applicable fees or commissions payable to such broker, dealer, commercial bank, trust company or other institution.

If the Issuers seek to consummate the Plan, the issuance of the New Notes and the related subsidiary guarantees will be made in reliance on Section 1145(a) of the Bankruptcy Code.  Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or its successor) under a plan of reorganization, (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property.

AFFILIATIONS

Item 3.                                                         AFFILIATES.

Colt Holding Company LLC owns approximately 92.1% of Colt Defense’s common units.  Sciens Management, LLC and its affiliates own approximately 87.24% of Colt Holding Company LLC.  Colt Defense owns 100% of the outstanding shares of capital stock or membership interests, as applicable of each of Colt Finance, Colt Technical and Colt Holding; 99% of the outstanding interests of Colt International; and 95% of the outstanding membership interests of Colt Manufacturing.  Colt International owns 100% of the outstanding capital stock of Colt Canada.  Each of Colt Finance and the Subsidiary Guarantors (other than Colt International) do not have any subsidiaries.

If the Issuers seek to consummate the Plan, after the date the Plan becomes effective (the “Effective Date”), there will be no change in the ownership structure of the Applicants, except that it is anticipated that transactions will be completed to dissolve Colt International and 100% of the outstanding capital stock of Colt Canada will be transferred to Colt Holding.

For purposes of this Application only, the officers and directors of the Applicants named in response to Item 4 hereof and the principal owners of the Applicants’ voting securities named in response to Item 5 hereof may be deemed affiliates by virtue of their holdings.

MANAGEMENT AND CONTROL

Item 4.                                                         DIRECTORS AND EXECUTIVE OFFICERS.

Set forth below are the names and all offices of all directors and executive officers of the Applicants as of the date hereof.  The mailing address for each director and executive officer is c/o Colt Defense LLC, Attn: John H. Coghlin, 547 New Park Avenue, West Hartford, CT  06110.

Colt Defense

Name	Position
Dennis R. Veilleux	President, Chief Executive Officer and Manager
Scott B. Flaherty	Senior Vice President and Chief Financial Officer
Scott Anderson	Chief Operating Officer
John H. Coghlin	Secretary, Senior Vice President and General Counsel
Kevin G. Green	Corporate Controller
Daniel J. Standen	Chairman of the Governing Board
Keith A. Maib	Chief Restructuring Officer
General George W. Casey Jr., USA (ret)	Manager
Field Marshal the Lord Guthrie of Craigiebank	Manager
Michael Holmes	Manager
John P. Rigas	Manager
Philip A. Wheeler	Manager

Colt Finance

Name	Position
Dennis R. Veilleux	President, Chief Executive Officer and Manager
Scott B. Flaherty	Senior Vice President and Chief Financial Officer
Scott Anderson	Chief Operating Officer
John H. Coghlin	Secretary, Senior Vice President and General Counsel
Kevin G. Green	Corporate Controller
Daniel J. Standen	Chairman of the Governing Board
General George W. Casey Jr., USA (ret)	Manager
Field Marshal the Lord Guthrie of Craigiebank	Manager
Michael Holmes	Manager
John P. Rigas	Manager
Philip A. Wheeler	Manager

Colt Technical

Name	Position
Dennis R. Veilleux	President and Chief Executive Officer
Scott B. Flaherty	Senior Vice President and Chief Financial Officer
John H. Coghlin	Secretary and General Counsel

Colt Holding

Name	Position
Dennis R. Veilleux	President and Chief Executive Officer
Scott B. Flaherty	Senior Vice President and Chief Financial Officer
John H. Coghlin	Secretary and General Counsel

Colt Manufacturing

Name	Position
Dennis R. Veilleux	President and Chief Executive Officer
Scott B. Flaherty	Senior Vice President and Chief Financial Officer
John H. Coghlin	Secretary and General Counsel

Colt Canada

Name	Position
Dennis R. Veilleux	Director, President and Chief Executive Officer
Scott B. Flaherty	Senior Vice President and Chief Financial Officer
John H. Coghlin	Senior Vice President and General Counsel
Jeff Macleod	General Manager

Colt International

Name	Position
Dennis R. Veilleux	Director
R. Rosenboom	Director

Item 5.                                                         PRINCIPAL OWNERS OF VOTING SECURITIES.

See Item 3 hereof, “Affiliates,” for information about the ownership of the voting securities of the Issuers and the Subsidiary Guarantors.

If the Issuers seek to consummate the Plan, after the Effective Date, there will be no change in the ownership structure of the Applicants, except that it is anticipated that transactions will be completed to dissolve Colt International and 100% of the outstanding capital stock of Colt Canada will be transferred to Colt Holding.

UNDERWRITERS

Item 6.                                                         UNDERWRITERS.

(a)                                 Within three years prior to the date of filing this Application, no person has acted as an underwriter of any of the Applicants’ securities that are outstanding as of the date of this Application.

(b)                                 No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7.                                                         CAPITALIZATION.

(a)                                 The table below sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of April 14, 2015.

Colt Defense

Title of Class	Amount Authorized	Amount Outstanding
8.75% Senior Notes due 2017	$250,000,000 aggregate principal amount	$250,000,000 aggregate principal amount
Common Units	1,000,000	132,173.926

Colt Finance

Title of Class	Amount Authorized	Amount Outstanding
8.75% Senior Notes due 2017	$250,000,000 aggregate principal amount	$250,000,000 aggregate principal amount
Common shares, par value $0.0001 per share	1,000 shares	1,000 shares

Colt Technical

Title of Class	Amount Authorized	Amount Outstanding
Ownership interests	100% owned	100% owned

Colt Holding

Title of Class	Amount Authorized	Amount Outstanding
Common shares, par value $0.01 per share	1,000 shares	1,000 shares

Colt Manufacturing

Title of Class	Amount Authorized	Amount Outstanding
Ownership interests	100% owned	100% owned

Colt Canada

Title of Class	Amount Authorized	Amount Outstanding
Common shares, without nominal or par value	100 shares	100 shares

Colt International

Title of Class	Amount Authorized	Amount Outstanding
Ownership interests	100% owned	100% owned

(b)                                 Each holder of common units of Colt Defense is entitled to one vote for each common unit so held with respect to each matter voted on by the members of Colt Defense, including, without limitation, the election of members of the governing board.  Every stockholder of record of Colt Finance shall be entitled at every meeting of stockholders to one vote for every share standing in his or her name on the record of stockholders.  The rights of the members of Colt Technical and Colt Manufacturing are governed by their respective limited liability company agreements.  Each holder of common shares in Colt Canada is entitled to one vote for each common share held.  Each member of Colt International is entitled to cast a number of votes equal to the quotient of the balance of the capital account of such member divided by one hundred times the total balance of the capital accounts of all members.

INDENTURE SECURITIES

Item 8.                                                         ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer, or if the Issuers seek to consummate the Plan, as of the Effective Date. The following is a general description of certain provisions of the Indenture required to be summarized by section 305(a)(2) of the Trust Indenture Act of 1939.  The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto.  Capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the Indenture.  Section references refer to sections in the Indenture unless otherwise indicated.  Holders of the New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the New Notes are not described in this analysis.

(a)           Events of Default; Withholding of Notice

Each of the following will be an “Event of Default” under the Indenture:

(1)                                 default in any payment of interest on any New Note when due, continued for 30 days;

(2)                                 default in the payment of principal of or premium, if any, on any New Note when due at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise;

(3)                                 failure by the Issuers or any Subsidiary Guarantor to comply with its obligations under the restrictive covenant governing mergers and consolidations (Section 4.1 of the Indenture);

(4)                                 failure by the Issuers to comply for 30 days after notice as provided below with any of its obligations under the restrictive covenant governing repurchases at the option of holders upon a change of control (Section 3.10 of the Indenture);

(5)                                 failure by the Issuers to comply for 60 days after notice as provided below with its other agreements contained in the Indenture or the Security Documents;

(6)                                 default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Issuers or any of its Restricted Subsidiaries), other than Indebtedness owed to the Issuers or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(a)         is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“payment default”); or

(b)         results in the acceleration of such Indebtedness prior to its maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $20.0 million or more (or its foreign currency equivalent);

(7)                                 certain events of bankruptcy, insolvency or reorganization of the Issuers or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary;

(8)                                 failure by the Issuers or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million (or its foreign currency equivalent) (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final;

(9)                                 any Subsidiary Guarantee of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee; or

(10)                          (i) any Security Document is held in any judicial proceeding to be unenforceable or invalid in any material respect or ceases for any reason to be in full force and effect in any material respect, other than in accordance with the terms of the relevant Security Documents and except solely as a result of any action taken or not taken by the Collateral Agent acting in its capacity as collateral agent that was required to be taken or not taken by the Collateral Agent acting in its capacity as collateral agent pursuant to the Security Documents, or (ii) any security interest created by any Security Document ceases to be in full force and effect (except as permitted by the terms of the Indenture or the Security Documents and except solely as a result of any action taken or not taken by the Collateral Agent that was required to be taken or not taken by the Collateral Agent pursuant to the Security Documents) with respect to Collateral having a fair market value, as determined in good faith by the Company’s Board of Directors, in excess of $5.0 million, and such default continues for a period of 60 days after the Company receives notice thereof from the New Notes Trustee or from the Holders of at least 25% in principal amount of the New Notes outstanding specifying such default.

However, a default under clauses (4), (5) and (10) of this paragraph will not constitute an Event of Default until the New Notes Trustee or the Holders of 25% in principal amount of the outstanding New Notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clauses (4), (5) and (10) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the New Notes Trustee by written notice to the Issuers, specifying the Event of Default, or the Holders of at least 25% in principal amount of the outstanding New Notes by written notice to the Issuers and the New Notes Trustee, may declare the principal of, premium, if any, and accrued and unpaid interest on all the New Notes to be due and payable.  Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest will be due and payable immediately.  In the event of a declaration of acceleration of the New Notes because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the New Notes shall be automatically annulled if the default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Issuers or a Restricted Subsidiary or waived by the Holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the New Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the New Notes that became due solely because of the acceleration of the New Notes, have been cured or waived.  If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the New Notes will become and be immediately due and payable without any declaration or other act on the part of the New Notes Trustee or any Holders.  The Holders of a majority in principal amount of the outstanding New Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the New Notes and its consequences if (y) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (z) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the New Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the New Notes Trustee, if an Event of Default occurs and is continuing, the New Notes Trustee will be under no obligation to exercise any of the rights or powers under the Indenture or the Security Documents at the request or direction of any of the Holders unless such Holders have offered to the New Notes Trustee reasonable indemnity or security against any loss, liability or expense.  Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Security Documents, the Indenture or the New Notes unless:

(1)                                 such Holder has previously given the New Notes Trustee notice that an Event of Default is continuing;

(2)                                 Holders of at least 25% in principal amount of the outstanding New Notes have requested the New Notes Trustee to pursue the remedy;

(3)                                 such Holders have offered the New Notes Trustee reasonable security or indemnity against any loss, liability or expense;

(4)                                 the New Notes Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)                                 the Holders of a majority in principal amount of the outstanding New Notes have not given the New Notes Trustee a direction that, in the opinion of the New Notes Trustee, is inconsistent with such request within such 60 day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding New Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the New Notes Trustee or of exercising any trust or power conferred on the New Notes Trustee.  The Indenture provides that in the event an Event of Default has occurred and is continuing, the New Notes Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use under the circumstances in the conduct of its own affairs.  The New Notes Trustee, however, may refuse to follow any direction that conflicts with law, the Indenture or the Security Documents or that the New Notes Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the New Notes Trustee in personal liability.  Prior to taking any action under the Indenture or the Security Documents, the New Notes Trustee will be entitled to indemnification reasonably satisfactory to it in its sole discretion against all losses, liabilities and expenses that may be caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the New Notes Trustee, the New Notes Trustee must send to each Holder notice of the Default within 90 days after it occurs.  Except in the case of a Default in the payment of principal of, premium, if any, or interest on any New Note, the New Notes Trustee may withhold notice if and so long as a committee of trust officers of the New Notes Trustee in good faith determines that withholding notice is in the interests of the Holders.  In addition, the Issuers are required to deliver to the New Notes Trustee, within 120 days after the end of each fiscal year beginning with fiscal year ending December 31, 2015, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year.  The Issuers are also required to deliver to the New Notes Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute a Default, their status and what action the Issuers are taking or proposing to take in respect thereof.

(b)           Authentication and Delivery of the New Notes; Application of Proceeds Thereof

One Officer from each Issuer shall sign the New Notes for the Issuers by manual or facsimile signature.  If the Officer whose signature is on a New Note no longer holds that office at the time the New Notes Trustee authenticates the New Notes, the New Notes shall be valid nevertheless.

A New Note shall not be valid until an authorized officer of the New Notes Trustee manually authenticates the New Note.  The signature of the New Notes Trustee on a New Note shall be conclusive evidence that such New Note has been duly and validly authenticated and issued under the Indenture.  A New Note shall be dated the date of its authentication.  At any time and from time to time after the execution and delivery of the Indenture, the New Notes Trustee shall authenticate and make available for delivery the applicable New Notes referenced in the Indenture.

The New Notes Trustee may act as the authenticating agent.  The New Notes Trustee may also appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Issuers to authenticate the New Notes.  Any such instrument shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Issuers.  Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate the New Notes whenever the New Notes Trustee may do so.  Each reference in the Indenture to authentication by the New Notes Trustee includes authentication by the Authenticating Agent.  An Authenticating Agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the Old Notes, or if the Issuers seek to consummate the Plan, the New Notes will be issued in connection with the Plan.

(c)           Release and Substitution of Property Subject to the Lien of the Indenture

The Issuers and the Subsidiary Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the New Notes under any one or more of the following circumstances:

(1)                                 to enable any Issuer or any Subsidiary Guarantor to consummate the disposition of such property or assets to the extent not prohibited under the restrictive covenant governing sales of assets (Section 3.5 of the Indenture);

(2)                                 in the case of a Subsidiary Guarantor that is released from its Subsidiary Guarantee with respect to the New Notes, the release of the property and assets of such Subsidiary Guarantor;

(3)                                 in respect of the property and assets of a Restricted Subsidiary that is a Subsidiary Guarantor, upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the restrictive covenant limiting restricted payments (Section 3.3 of the Indenture);

(4)                                 in whole or in part, with the consent of the Holders of the requisite percentage of New Notes in accordance with Article IX of the Indenture; or

(5)                                 as otherwise required by the Junior Priority Lien Intercreditor Agreement.

The junior-priority security interests in all Collateral securing the New Notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the New Notes and all other Obligations under the Indenture, the Subsidiary Guarantees and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid (including pursuant to a satisfaction and discharge of the Indenture (Section 12.1 of the Indenture); or (ii) a legal defeasance or covenant defeasance under the Indenture (Section 8.1 of the Indenture).

(d)           Satisfaction and Discharge of the Indenture

The Indenture and the Security Documents will be discharged and will cease to be of further effect as to all New Notes issued thereunder (except for surviving rights of the New Notes Trustee), when:

(1)                                 either:

(a)                                 all New Notes that have been authenticated, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the New Notes Trustee for cancellation; or

(b)                                 all New Notes not theretofore delivered to the New Notes Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the New Notes Trustee for the giving of notice of redemption by the New Notes Trustee in the name, and at the expense, of the Issuers, and the Issuers or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the New Notes Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on the New Notes not theretofore delivered to the New Notes Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)                                 no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, the Current Asset Credit Facility, the Senior Secured Term Loan or any other material agreement or instrument to which the Issuers or any Subsidiary Guarantor is a party or by which the Issuers are bound;

(3)                                 the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

(4)                                 the Issuers have delivered irrevocable instructions to the New Notes Trustee under the Indenture to apply the deposited money toward the payment of the New Notes issued thereunder at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officers’ Certificate and an Opinion of Counsel to the New Notes Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)           Evidence of Compliance with Conditions and Covenants

Within 120 days after the end of each fiscal year, beginning with fiscal year ending December 31, 2015, the Issuers are required to deliver to the New Notes Trustee a certificate indicating whether the signers thereof know of any Default that occurred during the previous year.  The Issuers are also required to deliver to the New Notes Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute a Default, their status and what action the Issuers are taking or proposing to take in respect thereof.

Upon any request or application by the Issuers to the New Notes Trustee to take or refrain from taking any action under the Indenture (except in connection with the original issuance of New Notes on the date of the Indenture), the Issuers shall furnish to the New Notes Trustee an Officers’ Certificate in form reasonably satisfactory to the New Notes Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel in form reasonably satisfactory to the New Notes Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Item 9.                                                         OTHER OBLIGORS.

The Issuers’ obligations with respect to the New Notes will initially be guaranteed by each of the Subsidiary Guarantors, all of which are subsidiaries of Colt Defense.  The mailing address for each of the Subsidiary Guarantors is c/o Colt Defense LLC, Attn: John H. Coghlin, 547 New Park Avenue, West Hartford, CT  06110.

CONTENTS OF APPLICATION FOR QUALIFICATION.

This application for qualification comprises:

(a)           Pages numbered 1 to 14, consecutively.

(b)           The statement of eligibility and qualification on Form T-1 of the Trustee (to be filed by amendment).

(c)                                  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description

Exhibit T3A.1	Certificate of Formation of Colt Defense LLC*

Exhibit T3A.2	Certificate of Incorporation of Colt Finance Corp (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-4/A dated March 21, 2011)

Exhibit T3A.3	Certificate of Formation of Colt Defense Technical Services LLC*

Exhibit T3A.4	Amended and Restated Certificate of Incorporation of New Colt Holding Corp.*

Exhibit T3A.5	Certificate of Formation of Colt’s Manufacturing Company LLC.*

Exhibit T3A.6	Certificate of Amalgamation of Colt Canada Corporation*

Exhibit T3A.7	Deed of Incorporation of Colt International Coöperatief U.A.*

Exhibit T3B.1	Amended and Restated Limited Liability Company Agreement of Colt Defense LLC, dated as of April 9, 2015*

Exhibit T3B.2	Bylaws of Colt Finance Corp. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-4/A dated March 21, 2011)

Exhibit T3B.3	Limited Liability Company Agreement of Colt Defense Technical Services LLC*

Exhibit T3B.4	Bylaws of New Colt Holding Corp.*

Exhibit T3B.5	Limited Liability Company Agreement of Colt’s Manufacturing Company LLC*

Exhibit T3B.6	Agreement of Amalgamation, Memorandum of Association and Articles of Association of Colt Canada Corporation*

Exhibit T3B.7	Articles of Association of Colt International Coöperatief U.A.*

Exhibit T3C	Form of Indenture for the 10.0% Junior Priority Senior Secured Notes due 2023*

Exhibit T3D	Not Applicable.

Exhibit T3E.1	Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015*

Exhibit T3E.2	Form of Consent and Letter of Transmittal to holders of 8.75% Senior Notes due 2017*

Exhibit T3E.3	Form of Ballots*

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included as part of Exhibit T3C)

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1 (to be filed by amendment)

*  Filed herewith

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of West Hartford and State of Connecticut on April 14, 2015.

(SEAL)			COLT DEFENSE LLC

Attest:		/s/ John Coghlin	By:		/s/ Scott Flaherty

	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer

(SEAL)			COLT FINANCE CORP.

Attest:		/s/ John Coghlin	By:		/s/ Scott Flaherty

	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer

(SEAL)			COLT DEFENSE TECHNICAL SERVICES LLC

Attest:		/s/ John Coghlin	By:		/s/ Scott Flaherty

	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer

(SEAL)			NEW COLT HOLDING CORP.

Attest:		/s/ John Coghlin	By:		/s/ Scott Flaherty

	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer

(SEAL)			COLT’S MANUFACTURING COMPANY LLC

Attest:		/s/ John Coghlin	By:		/s/ Scott Flaherty

	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer

(SEAL)			COLT CANADA CORPORATION

Attest:		/s/ John Coghlin	By:		/s/ Scott Flaherty

	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer

(SEAL)			COLT INTERNATIONAL COÖPERATIEF U.A.

Attest:		/s/ John Coghlin	By:		/s/ Scott Flaherty

	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3A.1	Certificate of Formation of Colt Defense LLC*

Exhibit T3A.2	Certificate of Incorporation of Colt Finance Corp (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-4/A dated March 21, 2011)

Exhibit T3A.3	Certificate of Formation of Colt Defense Technical Services LLC*

Exhibit T3A.4	Amended and Restated Certificate of Incorporation of New Colt Holding Corp.*

Exhibit T3A.5	Certificate of Formation of Colt’s Manufacturing Company LLC.*

Exhibit T3A.6	Certificate of Amalgamation of Colt Canada Corporation*

Exhibit T3A.7	Deed of Incorporation of Colt International Coöperatief U.A.*

Exhibit T3B.1	Amended and Restated Limited Liability Company Agreement of Colt Defense LLC, dated as of April 9, 2015*

Exhibit T3B.2	Bylaws of Colt Finance Corp. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-4/A dated March 21, 2011)

Exhibit T3B.3	Limited Liability Company Agreement of Colt Defense Technical Services LLC*

Exhibit T3B.4	Amended and Restated Bylaws of New Colt Holding Corp.*

Exhibit T3B.5	Limited Liability Company Agreement of Colt’s Manufacturing Company LLC*

Exhibit T3B.6	Agreement of Amalgamation, Memorandum of Association and Articles of Association of Colt Canada Corporation*

Exhibit T3B.7	Articles of Association of Colt International Coöperatief U.A.*

Exhibit T3C	Form of Indenture for the 10.0% Junior Priority Senior Secured Notes due 2023*

Exhibit T3D	Not Applicable.

Exhibit T3E.1	Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015*

Exhibit T3E.2	Form of Consent and Letter of Transmittal to holders of 8.75% Senior Notes due 2017*

Exhibit T3E.3	Form of Ballots*

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included as part of Exhibit T3C)

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1 (to be filed by amendment)

*  Filed herewith